PLAYAGS, INC.
5475 S. Decatur Blvd., Ste #100
Las Vegas, NV 89118
May 7, 2018
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Ms. Pamela A. Long Assistant Director Office of Manufacturing and Construction

PlayAGS, Inc.
Registration Statement on
Form S‑3 (File No. 333-224718)
Dear Ms. Long:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 filed with the SEC on May 7, 2018, relating to the registration of 4,675,000 shares (including 425,000 shares to cover over-allotments) of the common stock, par value $0.01 per share, of PlayAGS, Inc. (the “Company”) be accelerated to May 9, 2018 at 4:00 p.m. E.T. or as soon thereafter as may be practicable.
We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact Monica K. Thurmond of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055.
*****

Very truly yours,

By:	/s/ Kimo Akiona
	Name:	Kimo Akiona
	Title:	Chief Financial Officer

[Signature Page to Company Acceleration Request]

May 7, 2018

Pamela A. Long
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	PlayAGS, Inc. Registration Statement on Form S‑3 (File No. 333-224718)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-3 filed with the SEC on May 7, 2018 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with PlayAGS, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on May 9, 2018 at 4:00 p.m. E.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 7, 2018
(ii)	Dates of distribution: May 7 – May 9, 2018
(iii)	Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: 765
(iv)
We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Jefferies LLC Macquarie Capital (USA) Inc.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Renos Savvides
Name:	Renos Savvides
Title:	Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

By:	/s/ Ben Darsney
Name:	Ben Darsney
Title:	Director

JEFFERIES LLC

By:	/s/ Mike Judlowe
Name:	Mike Judlowe
Title:	Managing Director

MACQUARIE CAPITAL (USA) INC.

By:	/s/ David Berman
Name:	David Berman
Title:	SMD

On behalf of each of the Underwriters